SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number:  001-14485

Tele Sudeste Cellular Holding Company

(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7° andar

22250-040 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELE SUDESTE CELLULAR HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Tele Sudeste Celular Participações S.A.—Minutes of the 65th Board of Director’s Extraordinary Meeting” dated April 08, 2003.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Minutes of the 65th Board of Director’s Extraordinary Meeting

April 08, 2003 (02 pages)

For more information, please contact:

Charles E. Allen

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo-Brazil), (April 08, 2003) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the Minutes of 65th Board of Director’s Extraordinary Meeting held on March 31, 2003:

1. Date, Time and Venue of the Meeting: March 31, 2003, at 19:40 hours, at Praia de Botafogo Nº 501, 7th Floor, in the Capital of the State of Rio de Janeiro.

2. Meeting Board Composition: Felix Pablo Ivorra Cano—President of the Council and Evandro Luis Pippi Kruel—Secretary.

3. Installation: The meeting started with the presence of the Directors that subscribe this minute, once it was verified that the quorum was in accordance to the Company’s bylaws.

4. Agenda and Resolutions:

4.1) Certify the capitalization of the good will, as approved on February 19, 2003: Considering that the authorized capital stock of the Company is 700,000,000,000 (seven hundred billion) of common and preferred shares, the Directors certified the increase in the capital stock as a result of the capitalization of the fiscal gain produced by the corporate reorganization, approved by the Board on February 19, 2003. The increase corresponds to R$93,516,558.61 (ninety three million, five hundred sixteen thousand, five hundred fifty-eight reais and sixty-one cents) that will be incorporated in the capital stock by issuing 18,591,761,155 (eighteen billion, five hundred ninety-one million, seven hundred sixty-one thousand, one hundred fifty-five) common shares, all without par value and in book-entry form. As a result, the capital stock of the Company will be modified from R$685,321,135.81 (six hundred eighty-five million, three hundred twenty-one thousand, one hundred thirty-five reais and eighty-one cents) composed by 414,006,457,179 (four hundred fourteen billion, six million, four hundred fifty-seven thousand, one hundred seventy-nine) shares of which 154,431,420,977 (one hundred fifty four billion, four hundred thirty-one million, four hundred twenty thousand, nine hundred seventy-seven) are common shares and 259,575,036,202 (two hundred fifty-nine billion, five hundred seventy-five million, thirty-six thousand, two hundred two) are preferred shares, all without par value and in book-entry form, to R$778,837,694.42 (seven hundred seventy-eight million, eight hundred thirty-seven thousand, six hundred ninety-four reais and forty-two cents) composed by 432,598,218,334 (four hundred thirty-two billion, five hundred ninety-eight million, two hundred eighteen thousand, three hundred thirty-four) shares, of which 173,023,182,132 (one hundred seventy-three billion, twenty-three million, one hundred eighty-two thousand, one hundred thirty-two) are common shares and 259,575,036,202 (two hundred fifty-nine billion, five hundred seventy-five million, thirty-six thousand, two hundred two) preferred shares, all without par value and in book-entry form. As a consequence, the Board of Directors proposes to the General Shareholders’ Meeting the modification of article 5 of the Company’s bylaws, proposing the following wording: “Art. 5: The capital stock of the company, fully subscribed and paid, is R$778,837,694.42 (seven hundred seventy-eight million, eight hundred thirty-seven thousand, six hundred ninety-four reais and forty-two cents) composed by 432,598,218,334 (four hundred thirty-two billion, five hundred ninety-eight million, two hundred eighteen thousand, three hundred thirty-four) shares, of which 173,023,182,132 (one hundred seventy-three billion, twenty-three million, one hundred eighty-two thousand, one hundred thirty-two) are common shares and 259,575,036,202 (two hundred fifty-nine billion, five hundred seventy-five million, thirty-six thousand, two hundred two) preferred shares, all without par value and in book-entry form.”

5. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the Directors and the Secretary, and will henceforth be contained in the meeting log.

Signatures:

Félix Pablo Ivorra Cano—President of the Council

Fernando Xavier Ferreira

Kazuo Moriya

Eduardo Perestrelo Correia de Matos

Evandro Luíz Pippi Kruel—Secretary

Represented by Mr. Félix Pablo Ivorra Cano:

Oliver Alexander Flögel, Luis Lada Diaz and Ernesto Lopez Mozo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELLULAR HOLDING COMPANY
Date: April 08, 2003.	By:	/S/ CHARLES E. ALLEN
		Name:	Charles E. Allen
		Title:	Investor Relations Director